Exhibit I

CAPITAL PRODUCT PARTNERS L.P. REACHES CONDITIONAL AGREEMENT WITH OVERSEAS SHIPHOLDING GROUP INC. REGARDING THE LONG TERM BAREBOAT CHARTERS OF THREE PRODUCT TANKER VESSELS.

ATHENS, Greece, February 28, 2013 --  Capital Product Partners L.P. (the "Partnership" or “CPLP”) (NASDAQ: CPLP) has reached a conditional agreement with Overseas Shipholding Group Inc. (“OSG”) and certain of OSG’s subsidiaries regarding the long term bareboat charters of three of its product tanker vessels.

On November 14, 2012, OSG made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware, and it is currently subject to bankruptcy proceedings.  CPLP had three IMO II/III Chemical/Product tankers (M/T Alexandros II, M/T Aristotelis II and M/T Aris II, all built in 2008 by STX Offshore & Shipbuilding Co. Ltd.) with long term bareboat charters to subsidiaries of OSG.  These bareboat charters had scheduled terminations in February, July and September of 2018, respectively, and had rates ($13,000 per day) that are substantially above current market rates.

CPLP has conditionally agreed to enter into new charters with OSG on substantially the same terms as the prior charters but at a bareboat rate of $6,250 per day.  OSG has the option of extending the employment of each vessel following the completion of the bareboat charters for an additional two years on a time chartered basis at a rate of $16,500 per day.  The new charters remain subject to approval by OSG’s board of directors.  As part of its bankruptcy proceedings, OSG has also filed a motion seeking court approval of the new charters and court approval to “reject” the existing bareboat charters pursuant to the Bankruptcy Code.  OSG’s motion is scheduled to be heard by the Bankruptcy Court on March 21, 2013.  Under the terms of the agreement between CPLP and OSG, the new charters, if approved, will be effective retroactively as of March 1, 2013 (provided that in the case of the M/T Alexandros II, which was delivered back to CPLP on January 22, 2013, no payment and guarantee obligations shall arise prior to the completion of its drydock and re-delivery to OSG, which is expected to take place between March 1 and May 15, 2013).  If OSG and its subsidiaries receive court approval to reject the existing charters, the existing charters will be deemed “rejected” as of March 1, 2013.  Rejection of each charter constitutes a material breach of such charter, and CPLP is reserving its rights to make claims as a result of this breach for the difference between the reduced amount of the new charters and the amount due under each of the existing charters.  No assurance can be given that OSG’s board of directors will approve the new charters, that the Bankruptcy Court will approve any agreement or arrangement entered into between us and OSG, or that we will be successful in pursuing our claims in the bankruptcy proceedings.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of a modern tanker, container and dry bulk vessels. The Partnership currently owns 25 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, two post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, A.P. Moller-Maersk A.S., Arrendadora Ocean Mexicana, S.A. de C.V., Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C.
Ioannis Lazaridis, CEO and CFO
+30 (210) 4584 950
E-mail: i.lazaridis@capitalpplp.com

Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media
Matthew Abenante
Capital Link, Inc. (New York)
Tel. +1-212-661-7566
E-mail:cplp@capitallink.com

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